December 27, 2019

Grant Sims
Chief Executive Officer
GENESIS ENERGY LP
919 Milam, Suite 2100
Houston, Texas 77002

       Re: GENESIS ENERGY LP
           Registration Statement on Form S-3
           Filed December 19, 2019
           File No. 333-235606

Dear Mr. Sims:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Morris at 202-551-3314 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services